1 Contacts: Brian Lewbart 410.345.2242 Bill Benintende 410.345.3482 Heather McDonold 410.345.6617 Kylie Muratore 410.345.2533 T. ROWE PRICE GROUP REPORTS FIRST QUARTER 2014 RESULTS Assets Under Management Increase to $711.4 billion BALTIMORE (April 24, 2014) - T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its 2014 first quarter results, including net revenues of $954.6 million, net income of $304.3 million, and diluted earnings per common share of $1.12. These results include realized gains of $32.0 million, or $.07 per share after income taxes, from the sale of certain of the firm’s investments in sponsored funds. On a comparable basis, net revenues were $815.7 million, net income was $241.9 million, and diluted earnings per common share was $.91 in the first quarter of 2013. Investment advisory revenues for the first quarter of 2014 were up $123.5 million to $826.4 million from the comparable 2013 period, as average assets under management increased $100.2 billion, or 17%. During the first quarter of 2014, market appreciation and income of $10.2 billion and net cash inflows from investors of $8.8 billion, including $6.0 billion that originated in the firm’s target-date retirement funds and trusts, lifted assets under management to a record $711.4 billion at March 31, 2014. The firm’s assets under management at March 31, 2014, include about $174 billion of asset allocation portfolios, of which $111.6 billion are in its target-date retirement funds and $18.0 billion in its target-date retirement trusts. From an investment performance standpoint, 78% of the T. Rowe Price mutual funds across their share classes outperformed their comparable Lipper averages on a total return basis for the three- year period ended March 31, 2014, 76% outperformed for the five-year period, 85% outperformed for the 10-year period, and 71% outperformed for the one-year period. In addition, T. Rowe Price stock, bond, and blended asset funds that ended the quarter with an overall rating of four or five stars from Morningstar account for 81% of the firm’s rated funds’ assets under management. The firm’s target-date retirement funds continue to deliver very attractive long- term performance, with 100% of these funds outperforming their comparable Lipper averages on a total return basis for the three- and five-year periods ended March 31, 2014. The performance of our institutional strategies against their benchmarks was substantially similar.

2 Financial Highlights Investment advisory revenues earned in the first quarter of 2014 from the T. Rowe Price mutual funds distributed in the United States were $590.8 million, an increase of 20% from the comparable 2013 quarter. Average mutual fund assets under management in the first quarter of 2014 were $442.7 billion, an increase of 21% from the average in the first quarter of 2013. Money market advisory fees and other fund expenses voluntarily waived by the firm to maintain positive yields for investors in the first quarter of 2014 were $14.3 million, an increase of $3.3 million from the comparable 2013 quarter. The firm expects it will continue to voluntarily waive such fees for the remainder of the year. Mutual fund assets increased $15.1 billion during the first quarter of 2014 and ended the quarter at $450.4 billion. Investors added net inflows of $8.4 billion, including $4.4 billion that originated in our target-date retirement funds. Market appreciation and income added $6.7 billion to mutual fund assets during the quarter. Investment advisory revenues earned in the first quarter of 2014 from the other investment portfolios were $235.6 million, an increase of $23.3 million from the comparable 2013 quarter. Average assets under management in the first quarter of 2014 were $258.5 billion, an increase of $22.3 billion, or 9%, from the average in the first quarter of 2013. Net cash inflows of $.4 billion, and $3.5 billion in higher market valuations and income, increased assets under management in these portfolios by $3.9 billion during the first quarter of 2014 to $261.0 billion at March 31, 2014. Investors domiciled outside the United States accounted for 6.5% of the firm’s assets under management at March 31, 2014. Operating expenses were $505.5 million in the first quarter of 2014, up $62.4 million from the comparable 2013 quarter. Compensation and related costs have increased $39.8 million from the first quarter of 2013, due primarily to an increase in the interim accrual for year-end bonus compensation, higher salaries and benefits from base salary increases and added headcount, and an increase in stock-based compensation. The firm has increased its average staff size by about 5% from the first quarter of 2013. At March 31, 2014, the firm employed 5,692 associates.

3 Occupancy and facility costs, together with depreciation and amortization expense, were $62.5 million in the first quarter of 2014, up $8.0 million compared to the first quarter of 2013. Nearly half of the increase is attributable to the opening of two new buildings at the firm’s Owings Mills, Maryland campus in the fourth quarter of 2013. The increase also includes the added costs to renovate certain existing facilities, as well as update and enhance technology capabilities, including related maintenance programs. Other operating expenses in the first quarter of 2014 were up $9.6 million from the comparable 2013 quarter, due to increased business demands and the firm’s continued investment in its operating capabilities. These costs include those related to the firm’s defined contribution recordkeeping business, information and third-party service costs, consulting and professional fees, and travel costs. Net non-operating investment income in the first quarter of 2014 of $42.1 million increased $23.8 million from the 2013 quarter as larger gains were realized from the sale of certain sponsored fund investments in the 2014 period to provide additional seed capital to other sponsored funds in support of the firm’s distribution efforts outside the United States. The firm’s effective tax rate for the first quarter of 2014 is 38.0%, down from the 38.4% for the full-year 2013. The firm currently estimates that its effective rate for the full-year 2014 will be about 38.3%. T. Rowe Price remains debt-free with ample liquidity, including cash and sponsored portfolio investment holdings of $3.4 billion. During the first quarter of 2014, the firm expended $31.3 million to repurchase 400,000 shares of its common stock, and invested $25.4 million in capitalized technology and facilities from existing cash balances. The firm currently expects total capital expenditures for property and equipment for 2014 to be approximately $150 million, which will be funded from operating resources. Management Commentary James A. C. Kennedy, the company's chief executive officer and president, commented: “The good news is there is general acceptance that the economic growth in the U.S. is stable and sustainable— subdued as it is. Corporate and consumer balance sheets have reduced leverage.

4 The fiscal drag from the government has largely been absorbed. Housing prices have rebounded, employment continues to rise, and bank lending is on the upturn. As confidence has risen, corporations and individuals have been more willing to spend. Meanwhile, the belief in sustained economic growth around the globe also continues to rise. “Within this economic framework, most world equity and fixed income indices produced modest gains in the first quarter. The major exceptions were the Japanese and the emerging market equity indices. Markets were volatile, however, as investors worried about geopolitical disruptions in Ukraine and possibly beyond, the pace of underlying growth in emerging market economies, and even the seasonal impact of a harsh winter in the U.S. These concerns triggered a move toward risk aversion in the markets; thus, interest rates temporarily declined and equities wavered. “Given that U.S. equity valuations appear reasonably full and the trend in long-term interest rates is higher, we continue to believe that return expectations in both equity and fixed income markets should be modest relative to recent years. Nevertheless, we continue to find attractive investment opportunities. “Our teams continue to perform well. The vast majority of our portfolios outperformed and our clients are generally very pleased with our service. We are financially very strong, and we continue to step up our investment in our capabilities. As always, we remain focused on adding value for our clients and resultantly for our shareholders.” Other Matters The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the first quarter of 2014 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include additional information on the firm’s unaudited financial results at March 31, 2014. Certain statements in this press release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial results,

5 future transactions, investments, capital expenditures, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm’s 2013 Form 10-K. Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price’s disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research.

6 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (in millions, except per-share amounts) Three months ended Revenues 3/31/2013 3/31/2014 Investment advisory fees $ 702.9 $ 826.4 Administrative fees 86.3 94.5 Distribution and servicing fees 26.2 33.7 Net revenue of savings bank subsidiary .3 — Net revenues 815.7 954.6 Operating expenses Compensation and related costs 279.1 318.9 Advertising and promotion 25.1 22.6 Distribution and servicing costs 26.2 33.7 Depreciation and amortization of property and equipment 21.5 27.1 Occupancy and facility costs 33.0 35.4 Other operating expenses 58.2 67.8 Total operating expenses 443.1 505.5 Net operating income 372.6 449.1 Non-operating investment income 18.3 42.1 Income before income taxes 390.9 491.2 Provision for income taxes 149.0 186.9 Net income $ 241.9 $ 304.3 Net income allocated to common stockholders Net income $ 241.9 $ 304.3 Less: net income allocated to outstanding restricted stock and stock unit holders (1.8) (3.2) Net income allocated to common stockholders $ 240.1 $ 301.1 Earnings per share on common stock Basic $ .93 $ 1.16 Diluted $ .91 $ 1.12 Dividends declared per share $ .38 $ .44 Weighted-average common shares Outstanding 256.9 260.4 Outstanding assuming dilution 264.9 268.6

Investment Advisory Revenues (in millions)	Three months ended	
	3/31/2013	3/31/2014
Sponsored U.S. mutual funds		
Stock and blended asset	$ 398.9	$ 497.3
Bond and money market	91.7	93.5
	490.6	590.8
Other portfolios		
Stock and blended asset	171.1	196.9
Bond, money market, and stable value	41.2	38.7
	212.3	235.6
Total	$ 702.9	$ 826.4

Assets Under Management (in billions)	Average during the first quarter of		As of	
	2013	2014	12/31/2013	3/31/2014
Sponsored U.S. mutual funds				
Stock and blended asset	$ 273.4	$ 346.1	$ 341.7	$ 351.9
Bond and money market	91.4	96.6	93.6	98.5
	364.8	442.7	435.3	450.4
Other portfolios				
Stock and blended asset	171.0	196.4	195.3	198.1
Bond, money market, and stable value	65.2	62.1	61.8	62.9
	236.2	258.5	257.1	261.0
Total	$ 601.0	$ 701.2	$ 692.4	$ 711.4
Stock and blended asset portfolios			$ 537.0	$ 550.0
Fixed income portfolios			155.4	161.4
Total			$ 692.4	$ 711.4

Condensed Consolidated Cash Flows Information (in millions)	Three months ended	
	3/31/2013	3/31/2014
Cash provided by operating activities, including $29.2 of stock-based compensation in 2014	$ 459.4	$ 487.1
Cash used in investing activities, including ($25.4) for additions to property and equipment and ($1.0) for net sponsored fund investments in 2014	(31.6)	(29.8)
Cash used in financing activities, including dividends paid of ($115.8) in 2014	(21.0)	(116.0)
Net change in cash during the period	$ 406.8	$ 341.3

Condensed Consolidated Balance Sheet Information (in millions)	12/31/2013	3/31/2014
Cash and cash equivalents	$ 1,398.0	$ 1,739.3
Accounts receivable and accrued revenue	398.8	419.7
Investments in sponsored funds	1,611.9	1,635.2
Property and equipment	572.9	571.8
Goodwill	665.7	665.7
Other investments and other assets	385.8	431.2
Total assets	5,033.1	5,462.9
Total liabilities	215.0	425.7
Stockholders' equity, 262,839,000 common shares outstanding in 2014, including net unrealized holding gains of $210.4 in 2014	$ 4,818.1	$ 5,037.2

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